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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005106

(CUSIP Number of Class of Securities)

Daniel R. Baty Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, Washington 98121 (206) 289-2909	with a copy to:	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 583-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 pages)

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 2 of 7 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person (entities only). Daniel R. Baty

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) PF/WC

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,737,074 [1] 8. Shared Voting Power 0 9. Sole Dispositive Power 4,737,074 [1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Daniel R. Baty 4,737,074 [1]

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 43.34% [1]

14.	Type of Reporting Person (See Instructions) IN

1 Daniel R. Baty directly owns 1,154,744 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,222,435 shares of Common Stock outstanding as of December 31, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 3 of 7 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). B.F., Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) PF/WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,582,330 [1] 8. Shared Voting Power 0 9. Sole Dispositive Power 3,582,330 [1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by B.F., Limited Partnership 3,582,330 [1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 33.02% [1]

14.	Type of Reporting Person (See Instructions) PN

1 Daniel R. Baty directly owns 1,154,744 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,222,435 shares of Common Stock outstanding as of December 31, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 4 of 7 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Columbia-Pacific Group, Inc.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions) PF/WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,582,330 [1] 8. Shared Voting Power 0 9. Sole Dispositive Power 3,582,330 [1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Columbia-Pacific Group, Inc. 3,582,330 [1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 33.02% [1]

14.	Type of Reporting Person (See Instructions) CO

1 Daniel R. Baty directly owns 1,154,744 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,222,435 shares of Common Stock outstanding as of December 31, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

Item 1. Security and Issuer.

No amendment.

Item 2. Identity and Background.

This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of B.F., Limited Partnership, a Washington limited partnership, of which Mr. Baty is also a limited partner. The foregoing persons are filing this Amendment No. 6 to the Statement on Schedule 13D filed February 15, 2000, and amended June 30, 2000, December 31, 2000, September 13, 2001, February 13, 2002 and July 3, 2002, because recent purchases of shares of Common Stock by Mr. Baty represent a material increase and change in the information provided in the prior Schedule 13D, as amended to date.

Mr. Baty’s principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Columbia-Pacific Group, Inc. is a holding company that invests primarily in the senior living industry. B.F., Limited Partnership is also a holding entity with various venture capital investments. The principal business address for both is the same as Mr. Baty’s.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 5 to this Schedule 13D on July 3, 2002, Mr. Baty purchased 4,500 shares of the Company’s Common Stock in August 2002 at an aggregate price of $12,490, using his own personal funds. In December 2002, Mr Baty purchased 25,000 shares of the Company’s Common Stock at an aggregate price of $135,082, also paid with personal funds. Also in December 2002, Mr. Baty purchased 194,000 additional shares of the Company’s Common Stock from a private party, for a total purchase price of $970,000. As payment for these shares, Mr. Baty executed a Promissory Note payable to The Dove Foundation in the entire principal amount of $970,000. The Note bears interest at six percent per annum, with interest only paid semi-annually, and the entire Note is due and payable on December 31, 2005.

Item 4. Purpose of Transaction

No amendment.

Item 5. Interest in Securities of Emeritus Corporation

(a) As of the date of this Amendment No. 6, Daniel R. Baty beneficially owns a total of 4,737,074 shares of Common Stock, which consists of: (i) 1,073,411 shares of Common Stock personally owned; (ii) options currently exercisable to purchase 81,333 shares of Common Stock; (iii) 2,955,950 shares of Common Stock owned through B.F., Limited Partnership; and (iv) approximately 626,380 shares of Common Stock issuable upon conversion of certain Debentures that are currently convertible, which Debentures are owned through B.F., Limited Partnership, as general partner of the two limited partnerships that own the Debentures (see Item 5(b)).

(Page 5 of 7 Pages)

As of the date of this Amendment No. 6, B.F., Limited Partnership beneficially owns: (i) 2,955,950 shares of Common Stock of the Company and (ii) Debentures that are convertible into approximately 626,380 shares of Common Stock, due to its capacity as general partner of Columbia Select, L.P., and Catalina General, L.P., owners of record of the Debentures.

As of the date of this Amendment No. 6, Columbia-Pacific Group, Inc. beneficially owns, as general partner of B.F., Limited Partnership, the same 2,955,950 shares of Common Stock and approximately 626,380 shares of Common Stock issuable under the Debentures, as does B.F., Limited Partnership.

Based on 10,222,435 shares of Common Stock outstanding as of December 31, 2002, the percentage beneficial ownership of the reporting persons (on an as-converted basis) is as follows:

Daniel R. Baty:	43.34%

B.F., Limited Partnership:	33.02%

Columbia-Pacific Group, Inc.:	33.02%

(b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., general partner of B.F., Limited Partnership, which is the general partner of Columbia Select, L.P. and Catalina General, L.P., record owners of the Debentures, has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 4,110,694 shares of Common Stock (and exercisable options) owned by him and by B.F., Limited Partnership, and upon conversion, would have the sole power to vote and to direct the disposition of the approximately 626,380 shares of Common Stock issuable under the Debentures. Note, however, that none of the Debentures have been converted as of the date of this report.

(c) On December 30, 2002, Mr. Baty purchased for his individual account, 25,000 shares of Common Stock at $5.40328 per share, for an aggregate $135,082. In addition, he purchased 194,000 more shares at $5.00 per share from a private third party, and he filed a joint Form 4 with the SEC and AMEX on January 2, 2003 to reflect these direct purchases.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

No amendment.

Item 7. Material to Be Filed as Exhibits

None.

(Page 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of February 3, 2003

/S/ DANIEL R. BATY Daniel R. Baty

B.F., LIMITED PARTNERSHIP

By: COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/S/ DANIEL R. BATY
Daniel R. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By:	/S/ DANIEL R. BATY
Daniel R. Baty, President

(Page 7 of 7 Pages)